(d)(20)

December 12, 2014

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

For the Adviser, Initial, Service Class and Service 2 Class shares, Directed Services LLC (“DSL”) agrees to waive, from the close of business on December 12, 2014 through May 1, 2017, all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of Voya Aggregate Bond Portfolio, formerly, VY® PIMCO Bond Portfolio, a series of Voya Partners, Inc., shall be as follows:

	Maximum Operating Expense Ratios (as a percentage of average net assets)
Series	Adviser Class	Initial Class	Service Class	Service 2 Class

Voya Aggregate Bond Portfolio (formerly, VY® PIMCO Bond Portfolio)	1.05%	0.55%	0.80%	0.95%

We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on December 12, 2014 through May 1, 2017.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by DSL within 36 months of the waiver or reimbursement.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Directed Services LLC

		By:	/s/ Todd Modic
Todd Modic
Vice President
Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.